Exhibit 99.1

Tice Brown

PO Box 20907

New York, NY 10009

February 26, 2026

Empery Digital Inc	Via Email and Federal Express
3121 Eagles Nest Street, Suite 120	Overnight

Round Rock, Texas 78665

Attention: Secretary of the Corporation

RE:        Notice of Nomination of Director

Ladies and Gentlemen:

I am the beneficial owner of 3,342,022 shares of common stock of Empery Digital Inc., a Delaware corporation (the “Company”), representing approximately 10.3% of the Company’s outstanding shares. I am the record owner of 1,000 shares of the Company’s common stock. Enclosed is my Notice of Nomination of myself for election to the Company’s Board.

The Company’s current governance and strategic decisions have resulted in a significant discount between the immediate liquidation value of its assets and the market value of its equity. As described in my Schedule 13D and Amendment No. 1, I believe that meaningful and immediate change at the Board level is required to protect shareholders capital.

When the public market values a company at a fraction of its immediate liquidation value, it is clear to me that shareholders broadly believe the Company suffers from governance failures, lack of executive accountability, insufficient independence at the Board level, or all three.

As disclosed in my Schedule 13D, I have called for, among other things, the replacement of the Board, the resignation of the Company’s Chief Executive Officer, and a return of substantially all capital to shareholders. The Company’s continued retention of bitcoin holds no ongoing business purpose, as dozens of cheaper ways to achieve bitcoin exposure exist.

A poison pill and management’s efforts to impose standstill arrangements limit stockholder rights and entrench the current board and management team rather than allow stockholders to exercise their fundamental rights to effect change through the election of directors.

Since 2014, through my family office Woodmont Partners of which I am the sole owner, I have made a few hundred million dollars of public and private investments. I have active engaged with boards, management teams, and public markets. I previously served as the Chairman of the Board of Directors of PharmChem, Inc.. I am a graduate of Harvard College and Harvard Law School.

If elected to the Company’s Board, my objective would be to work constructively—but independently—to ensure that the Board:

●	Removes impediments to stockholder participation and oversight

●	Immediately and dramatically increases capital returned to shareholders

●	Maximizes value for all stockholders, rather than protecting incumbent management.

For these reasons, and consistent with the purposes disclosed in my Schedule 13D, I am submitting this notice to nominate myself for election to the Board of Directors of Empery Digital Inc. I believe my experience, ownership stake, and willingness to challenge the status quo position me to contribute meaningfully to the Board’s efforts to restore credibility, accountability, and stockholder value.

For the above reasons, I am submitting the following notice to nominate myself to the Board of Directors.

Sincerely,

Tice P. Brown

NOTICE OF NOMINATION

In accordance with the requirements (the “Bylaw Requirements”) of Article II, Section 2.5 (together with the applicable provisions of Section 2.4) of the Third Amended and Restated Bylaws (the “Bylaws”) * of the Company, Tice P. Brown (“Tice Brown”) hereby submits this notice (together with the attachments hereto, which attachments are incorporated herein by reference, this “Notice”) in connection with the Company’s 2026 Annual Meeting of Stockholders or any special meeting of stockholders at which directors are to be elected (in each case, including any adjournments, postponements, or continuations thereof, the “Annual Meeting”).

Tice Brown hereby notifies the Company that he intends to nominate Tice P. Brown (the “Nominee”) for election to the Company’s Board of Directors at the Annual Meeting, to serve for a term expiring at the Company’s next annual meeting of stockholders and until such Nominee’s successor is duly elected and qualified, or until such Nominee’s earlier death, resignation, disqualification, or removal, in accordance with the Company’s Certificate of Incorporation, Bylaws, and applicable law (the “Nomination”).

Tice Brown reserves the right to further nominate, substitute or add additional persons, or make additional stockholder proposals, in the event that (a) the Company purports to increase the number of directorships; (b) the Company makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying the Nominee or any additional nominee nominated pursuant to clauses (a) or (b) of this paragraph or any business however proposed; or (c) the Nominee is unable or becomes unwilling for any reason to serve as a director. Additional nominations made pursuant to the preceding clauses (a) or (b) are without prejudice to the position of Tice Brown that any attempt by the Company to change the size of its board of directors (the “Board”) or disqualify the Nominee through amendments to the Bylaws or otherwise would constitute unlawful manipulation of the Company’s corporate machinery. Tice Brown reserves the right to nominate additional persons to fill any vacancies on the Board.

This Notice is submitted by Tice P. Brown. Tice Brown represents that, as of the date hereof, he is the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 3,342,022 shares of common stock, par value $0.00001 per share (the “Common Stock”), of the Company. Of such shares, 200,894 shares of Common Stock are owned directly by Tice Brown (including 1,000 shares held of record), 320,000 shares are held in Tice Brown’s Roth IRA, and 2,821,128 shares are held by Woodmont Investing LLC, a single-member limited liability company wholly owned by Tice Brown, over which he exercises sole voting and dispositive power (collectively, the “Shares”). The 2,821,128 Shares held by Woodmont Investing LLC include 680,000 long call options.

Tice Brown represents that he was a stockholder of record or beneficial owner of Shares at the time this Notice was delivered and intends to remain a stockholder of record or beneficial owner of Shares entitled to vote at the annual meeting of stockholders at which directors are to be elected. Tice Brown will update and supplement this Notice in accordance with Article II, Section 2.5(d) and the applicable provisions of Section 2.4 of the Company’s Bylaws, if and as required, so that the information set forth herein is true and correct as of the record date for determining stockholders entitled to vote at such meeting and as of the date that is ten (10) business days prior to such meeting (or any adjournment or postponement thereof). The Shares are entitled to vote at such meeting.

Except as set forth in this Notice, Tice Brown has no information to disclose in response to the Bylaw Requirements. In certain instances in which a disclosure item is not applicable or no disclosure is required to be made pursuant to the Bylaw Requirements or Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a response may not have been provided in this Notice. The exhibits and any attachments thereto are incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the exhibits

* For purposes of this Notice, we have assumed that the Amended and Restated Bylaws filed as Exhibit 3.2 to the Company’s Form 8-K filed on July 29, 2025 are the operative Bylaws of the Company.

and all attachments thereto, should be deemed to be disclosed for all purposes of this Notice. All capitalized terms appearing in the exhibits and all attachments thereto that are not defined in such exhibits or attachments have the meanings given to them in the body of this Notice or the exhibits or attachments, as applicable.

To the knowledge of Tice Brown, the number of shares of Common Stock entitled to vote at the annual meeting of stockholders at which directors are to be elected is 32,309,760 as of February 26, 2026, as disclosed on the Company’s website at https://www.emperydigital.com/treasury-dashboard.

Tice Brown intends to vote all of the Shares beneficially owned by him in favor of the election of the Nominee to the Company’s Board of Directors. Tice Brown intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than Company’s nominees.

Below please find the information required by the Bylaw Requirements.

INFORMATION CONCERNING THE PROPOSING PERSON

(Article II, Section 2.5(c) and Section 2.4(c))

Section 2.5(c)(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i))

Section 2.4(c)(i)) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

Tice P. Brown’s name as it appears on the Company’s books is Tice P. Brown. His business address is PO Box 20907 New York, NY 10009,

As of the date of this Notice, Tice P. Brown is the beneficial owner (within the meaning of Rule 13d-3 under the

Securities Exchange Act of 1934, as amended) of 3,342,022 shares of the Company’s Common Stock.

Such beneficial ownership consists of:

200,894 shares owned directly by Tice P. Brown, including 1,000 shares held of record;

320,000 shares held in Mr. Brown’s Roth IRA; and

2,821,128 shares held by Woodmont Investing LLC, a single-member limited liability company wholly owned by Mr. Brown, over which he exercises sole voting and dispositive power. The 2,821,128 Shares held by Woodmont Investing LLC include 680,000 long call options. Mr. Brown also owns 580,000 short call options.

A statement from Computershare Trust Company reflecting Mr. Brown as the record owner of 1,000 shares is included with this Notice.

Except as disclosed herein, Mr. Brown does not directly or indirectly own of record or beneficially any other shares or securities of the Company. Mr. Brown does not share voting or dispositive power with any other person with respect to the shares beneficially owned by him.

Mr. Brown will update and supplement this disclosure as required by the Bylaws so that the information provided herein is true and correct as of the record date for the applicable meeting and as of ten (10) business days prior to such meeting.

Section 2.5(c)(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting);

Section 2.4(c)(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

Tice P. Brown represents that, except as disclosed herein, he does not have any Disclosable Interests with respect to the election of directors at the meeting. Mr. Brown does not directly or indirectly hold or maintain any derivative securities or “call equivalent positions” (as such terms are defined under Rule 16a-1 of the Securities Exchange Act of 1934, as amended) with respect to any class or series of the Company’s capital stock, other than shares and long and short options beneficially owned and disclosed elsewhere in this Notice. Mr. Brown does not have any rights to dividends or distributions on any shares of the Company’s capital stock that are separated or separable from the underlying shares. Mr. Brown is not a party to, and is not aware of, any material pending or threatened legal proceeding involving the Company or any of its officers or directors. Mr. Brown does not have any material relationship with the Company or any of its affiliates other than as a stockholder, nor does he have any direct or indirect material interest in any material contract or agreement with the Company or any of its affiliates.

Mr. Brown represents that he intends to solicit proxies in support of the election of the Nominee identified in this Notice in accordance with applicable law. Except as disclosed herein, there are no agreements, arrangements, or understandings between Mr. Brown and any other person or entity relating to the nomination or election of directors. Mr. Brown is not aware of any other information relating to him that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of directors pursuant to Section 14(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, except as otherwise disclosed in this Notice.

Section 2.5(c)(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director,

(A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person,

Mr. Brown’s information disclosed elsewhere in this Notice with respect to his position as a Nominating Person is incorporated by reference herein.

(B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected),

See Exhibit A attached hereto for information with respect to Mr. Brown that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected). The information set forth (i) elsewhere in this Notice and accompanying Exhibits, and (ii) in the Nominee’s publicly available filings on Schedule 13D (file numbers 005-93076 and 005-93076) with respect to the Nominee is incorporated by reference into Exhibit A and this Notice, as applicable.

(C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and

The Nominating Person and the Nominee are the same individual (Tice P. Brown). Other than as disclosed in this Notice, there is no direct or indirect material interest in any material contract or agreement between or among the Nominating Person, on the one hand, and the Nominee (or any of his associates) or any other participants in the solicitation, on the other hand, and there are no agreements, arrangements, or understandings required to be disclosed pursuant to Item 404 of Regulation S-K as if the Nominating Person were the “registrant” and the Nominee were a director or executive officer of such registrant.

(D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).

Please see below for information about the questionnaire, representation and agreement.

QUESTIONNAIRE AND VOTING AGREEMENT

(Article II, Section 2.5(f))

To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation,

(i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee; and

See attached Exhibit B, which includes a completed written questionnaire in the form provided by the Company with respect to the background, qualifications, stock ownership and independence of the proposed Nominee.

(ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

See attached Exhibit C, which includes a completed written representation and agreement of the Nominee in the form provided by the Company (the “Representation and Agreement”).

UNIVERSAL PROXY (RULE 14A-19) REPRESENTATIONS

Tice Brown hereby represents that this Notice has been delivered to the Company at its principal executive offices within the time period required by the Company’s Bylaws, and no later than the applicable advance-notice deadline measured by reference to the anniversary of the Company’s 2025 Annual Meeting of Stockholders. This Notice includes the names of all nominees for whom the Stockholder currently intends to solicit proxies for election to the

Company’s Board of Directors at the 2026 Annual Meeting of Stockholders.

Tice Brown further represents that he:

●	Intends to solicit the holders of at least 67% of the voting power entitled to vote on the election of directors at the Meeting in support of the Stockholder’s proposed nominee;

●	Will comply with all requirements of Rule 14a-19 under the Securities Exchange Act of 1934, as amended, in connection with its solicitation of proxies in support of the Stockholder’s proposed nominee, including, without limitation, the timely filing of a definitive proxy statement and the provision of proxy cards that include the names of the Stockholder’s proposed nominee;

●	Will notify the Company as promptly as practicable of any determination by the Stockholder to no longer solicit proxies for the election of any proposed nominee as a director at the Meeting;

●	Will furnish such additional information as the Company may reasonably request for the purpose of determining whether the requirements of the Company’s Bylaws have been satisfied and for evaluating the nominations set forth in this Notice; and

●	Will appear in person or by proxy at the Meeting to nominate the proposed nominee and acknowledges that, if the Stockholder does not so appear in person or by proxy, the Company need not present such proposed nominee for a vote at the Meeting and any proxies or votes cast in favor of the election of such proposed nominee may be disregarded.

Disclosure regarding Tice Brown’s solicitation plans, including the identity of participants, methods of solicitation, and responsibility for costs, is set forth in this Notice.

OTHER INFORMATION

The information included in this Notice represents the knowledge of Tice Brown as of the date of this Notice. Mr. Brown reserves the right, if such information is or becomes inaccurate, or to the extent that any applicable information has been omitted from this Notice, to provide corrective or supplemental information to the Company as soon as reasonably practicable. Except as otherwise stated in this Notice, Mr. Brown does not commit to update any information that may change from and after the date of this Notice.

Tice Brown understands that certain information regarding the 2026 Annual Meeting (including, without limitation, the record date and the date, time and place of the 2026 Annual Meeting) and the Company (including, without limitation, its various Board committees, stockholder proposal deadlines, the beneficial ownership of the Company’s securities and terms of the Company’s material agreements) will be set forth in the Company’s proxy statement for the 2026 Annual Meeting and in other materials prepared by the Company. To the extent that the Company believes that any such information is required to be set forth in this Notice, Mr. Brown refers the Company to such documents and materials. Mr. Brown accepts no responsibility for any information set forth in any document not prepared by Mr. Brown.

If this Notice is deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of the Nominee at the 2026 Annual Meeting, or if the Nominee is unable to serve for any reason, this Notice will continue to be effective with respect to any replacement nominees selected by Tice Brown.

Tice Brown reserves the right to give further notice of additional nominations, or additional proposals, for the 2026 Annual Meeting or any other meeting of the Company’s Stockholders.

Neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of Tice Brown to the Company from and after the date of this Notice will be deemed to constitute (a) an admission by Mr. Brown or any of his affiliates (i) that this Notice or any such information is required or is in any way defective; or (ii) as to the legality or enforceability of any notice requirement or any other matter, including, without limitation, the Bylaw Requirements or any other any provision of the Bylaws; or (b) a waiver by Mr. Brown or any of his affiliates of the right, in any way, to contest or challenge the validity or enforceability of (i) any notice requirement or any other matter (including, without limitation, actions taken by the Board in anticipation, or following receipt, of this Notice); or (ii) any determination made by the Company, the Board or any individual designated as the presiding officer of the 2026 Annual Meeting with respect to this Notice, the subject matter of this Notice or the conduct of the 2026 Annual Meeting.

This Notice has been prepared and delivered in accordance with the Bylaw Requirements. Tice Brown believes that this Notice is (a) sufficient to provide adequate notice and information to the Company regarding the Nomination; and

(b) complies with all notification and other requirements applicable to the Company, if any. If, for any reason, the Company, the Board or any individual designated as the presiding officer of the 2026 Annual Meeting believes otherwise, then Mr. Brown requests that he be notified of such belief immediately so that he may consider such matters and challenge, supplement, amend or attempt to amend this Notice as may be appropriate, or take any other action available to him under applicable law. In such an event, please immediately call Mr. Brown as directed below.

Please direct any questions regarding the information contained in this Notice to Tice Brown at                      or by email at                                           .

Very truly yours,

Tice P. Brown

Tice P. Brown

EXHIBIT A

INFORMATION REQUIRED BY SCHEDULE 14A FOR TICE P. BROWN

[Omitted]

EXHIBIT B

QUESTIONNAIRE

[Omitted]

EXHIBIT C

WRITTEN REPRESENTATION AND AGREEMENT

[Omitted]